SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

ambev

Earnings Call

3Q24


ambev
ambev

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the third quarter of 2024 (3Q24). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the third quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM websites. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the third quarter of 2023 (3Q23). Values in this release may not add up due to rounding.

PUTTING THINGS INTO PERSPECTIVE

Q3 2023 WAS OUR STRONGEST QUARTER LAST YEAR:

- ✓ EBITDA
- ✓ PROFIT
- ✓ CASH FLOW

GREAT PERFORMANCE BUILT ON THE FIRST HALF OF 2024:

- ✓ BRAZIL & CAC STRONG
- ✓ LAS & CAN IMPROVING
- ✓ CASH FLOW GROWING

2024 FOCUS:

- ✓ TOP LINE GROWTH
- ✓ EBITDA GROWTH
- ✓ MARGINS EXPANSION
- ✓ SOLID CASH FLOW

ambev


Budweiser
SINCE 1876
Budweiser

3Q24 HIGHLIGHTS

NET REVENUE: +4.9%

GROSS PROFIT: +8.7%

GROSS mg: +180 bps

EBITDA: +8.5%

EBITDA mg: +110 bps

BRANDS INVESTMENT

ambev

BU LAS


Quilmes

3Q24 vs LY (organic*)

Volume: -7.7%

NR/hl: +15.9%

EBITDA: +9.0%

EBITDA mg: +60 bps

* For FY24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments were made to all income statement related items in the organic growth calculations through scope changes.

BU Canada



Michelob
ULTRA
SUPERIOR LIGHT BEER
90
CALORIES
3g
CARBS

3Q24 vs LY (organic)

Volume: -1.4%

NR/hl: +1.5%

EBITDA: flat

EBITDA mg: flat

BU CAC


Corona
Extra
LA CERVEZA MAS FINA
CERVECERIA MODELO, S. DE R.L. DE C.V.
MEXICO

3Q24 vs LY (organic)

Volume: -0.5%

NR/hl: +5.2%

EBITDA: +17.7%

EBITDA mg: +460 bps

BU Brazil NAB


Guaraná
ANTARCTICA
zero
SUAVE
REFRESCANTE
NOVO SABOR
350ml

3Q24 vs LY (organic)

Volume: +3.4%

NR/hl: +11.0%

EBITDA: +21.7%

EBITDA mg: +150 bps

BU Brazil Beer



BRAHMA
Chopp
BRAHMA

ambev

3Q24 vs LY (organic)

Volume: +0.6%

- Premium & SP: + low twenties
- Core Plus: + low teens
- Core: - low single digits

NR/hl: +2.9%



2.6%
400
6%
vs LY
9%
vs LY
9%
vs LY
410
NR/hl 3Q23*
Price to retailer & mix
State VAT (ICMS)
Others
NR/hl 3Q24*

EBITDA: +5.8%

EBITDA mg: +80 bps

* Ex-marketplace figures   Source: company data


BRAHMA
BRAHMA
BRAHMA


Budweiser


SEIT 1397
SPATEN
MUNICH
CERVEJA
PURO MALTE
MUNICH HELLES
355ml
CERVEJA PURO MALTE
SPATEN


Corona
Corona
Extra
LA CERVEZA MAS FINA

Focus brands all-time-high volumes
R12M record brand health in Q3

Healthy inventory levels
All-time-high service level to customers

ambev

EVOLUTION OVER THE LAST 5 YEARS...

PEOPLE & CULTURE



BRANDS


BRAHMA
SPATEN
BEATS

TECHNOLOGY

BEES

Zé DELIVERY DE BEBIDAS

SUSTAINABILITY

+15 CARBON-NEUTRAL PLANTS

>7% WATER USAGE REDUCTION

VALUE CREATION

FCF R$ 68 Bi*

ROIC EXPANSION

POSITIVE EVA

PAYOUT R$ 43 Bi**

BUYBACK R$ 2 Bi***

* FCF = cash flow from operating activities – net capex – lease liabilities payments | Sum from FY 2020 to YTD 2024

** Dividends & IOC sum from FY2020 to FY2023

*** Our Board of Directors has approved a share buyback program for the repurchase of up to 155,159,038 shares (which, based on the closing share price of October 30th, 2024, correspond to approximately R$ 2 billion) to be executed within the next 18 months.

ambev

ebitda growth

margins expansion

resilient cash flow generation

ambev



Guaraná
ANTARCTICA



UMA SÉRIE NETFLIX
SENNA
SÓ NA NETFLIX
ORGULHO ORIGINAL
DO BRASIL
É COISA NOSSA
Guaraná

NET FINANCE RESULTS

01 LOWER LOSSES ON DERIVATIVES IN BRAZIL

02 LOWER FAIR VALUE ADJUSTMENTS OF PAYABLES

03 ARGENTINA HEDGING DECISIONS

INCOME TAX EXPENSES

01 HIGHER EBT

02 LESS IOC & STATE VAT GOVERNMENT GRANTS DEDUCTIBILITY

Net value-added distribution



YTD24
FY23
20.7%
11.7%
7.2%
60.4%
24.5%
11.4%
10.4%
53.6%
Taxes Paid
Financial Expenses
People
Shareholders

CASH FLOW

ambev

3rd quarter

Year-to-date

BRL Bn

2024



14.2
8.1
-1.1
-1.1
-0.3
19.8
Cash & cash equivalents Jun'24
Operating
Investing
Financing
Exchange rate fluctuations
Cash & cash equivalents Sep'24



16.1
12.2
-4.0
-5.1
0.6
19.8
BRL 1.7b ELJ transaction
Cash & cash equivalents Dec'23
Operating
Investing
Financing
Exchange rate fluctuations
Cash & cash equivalents Sep'24

2023



12.0
7.9
-1.2
-1.4
0.1
17.4
Cash & cash equivalents Jun'23
Operating
Investing
Ffinancing
Exchange rate fluctuations
Cash & cash equivalents Sep'23



14.9
10.8
-3.5
-4.1
-0.6
17.4
Cash & cash equivalents Dec'22
Operating
Investing
Financing
Exchange rate fluctuations
Cash & cash equivalents Sep'23

YTD strong cash flow generation

R$ 2 billion share buyback program*

*Our Board of Directors has approved a share buyback program for the repurchase of up to 155,159,038 shares (which, based on the closing share price of October 30th, 2024, correspond to approximately R$ 2 billion) to be executed within the next 18 months.

Q&A


BRAHMA
BRAHMA
BRAHMA


Budweiser


SPATEN
MUNICH
CERVEJA
PURO MALTE
355ml
CERVEJA PURO MALTE
SPATEN


Corona
Corona
Extra

ambev